Value Line Larger Companies Focused Fund, Inc.

7 Times Square

New York, NY 10036

212-907-1850

August 23, 2017

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Value Line Larger Companies Focused Fund, Inc. File Nos. 2-31640; 811-01807 Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir/Madam:

Value Line Larger Companies Focused Fund, Inc. (the “Fund”) has determined that Post-Effective Amendment No. 80 to the Funds’s Registration Statement filed pursuant to Rule 485(a) on August 21, 2017 (accession number 0001144204-17-044400) was filed in error, and that it is in the best interests of the Fund and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Fund hereby requests that the Amendment be withdrawn.

Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at (212) 907-1850.

Sincerely yours,

/s/ Peter D. Lowenstein

Peter D. Lowenstein

Legal Counsel